Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Offering Summary dated November 4, 2008

(Related to the Pricing Supplement No. 2008-MTNDD356, Subject to Completion, Dated November 4, 2008)

Principal-Protected Notes Linked to the European Union Euro Due             , 2011

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Linked to the European Union Euro Due , 2011 (the “Notes”).
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	November , 2008.
Issue Date:	November , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date:	Approximately three years after the Issue Date.
Interest:	None.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Payment at Maturity:	For each US$1,000 Note, US$1,000 plus a Currency Return Amount, which may be positive or zero.
Currency Return Amount:	The product of (i) US$1,000, (ii) the product of (x) -1 and (y) the Currency Return Percentage and (iii) the Participation Rate, provided that the Currency Return Amount will not be less than zero.
Currency Return Percentage:	For the European Union euro, expressed as a percentage: Ending Exchange Rate – Starting Exchange Rate Starting Exchange Rate
Starting Exchange Rate:	The EUR/USD Exchange Rate on the Pricing Date.
Ending Exchange Rate:	The EUR/USD Exchange Rate on the Valuation Date.
EUR/USD Exchange Rate:	The European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.
Participation Rate:	Approximately 90% to 110% (to be determined on the Pricing Date).
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$20.00 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$20.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
CUSIP:	1730T0GW3

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

The Principal-Protected Notes Linked to the European Union Euro Due             , 2011 are hybrid investments issued by Citigroup Funding Inc. that have a maturity of approximately three years and combine characteristics of currency and fixed-income instruments. Similar to a fixed-income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying periodic interest, the return on these Notes, if any, is based on the percentage decline, if any, in the value of the European Union euro relative to the U.S. dollar. At maturity, the Notes pay an amount equal to US$1,000 plus a Currency Return Amount, which may be positive or zero. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. Because the Currency Return Amount and the percentage change in the value of the European Union euro relative to the U.S. dollar, as measured by the EUR/USD Exchange Rate, from the Pricing Date to the Valuation Date (the “Currency Return Percentage”) are negatively correlated, the Currency Return Amount will be positive only if the Currency Return Percentage is negative.

This investment allows investors to potentially benefit from a decline in the value of the European Union euro relative to the U.S. dollar. At maturity, you will receive an amount in cash equal to the sum of US$1,000 and a Currency Return Amount, which may be positive or zero. The Currency Return Amount will equal the product of (a) US$1,000, (b) the product of (x) -1 and (y) the Currency Return Percentage and (c) a Participation Rate of approximately 90% to 110% (to be determined on the Pricing Date), provided that the Currency Return Amount will not be less than zero.

The performance of the European Union euro relative to the U.S dollar is measured by the EUR/USD Exchange Rate. The EUR/USD Exchange Rate reflects the amount of U.S. dollars that can be exchanged for one European Union euro. Thus, an increase in the EUR/USD Exchange Rate means that the value of the European Union euro has increased relative to the U.S. dollar. For example, if the EUR/USD Exchange Rate has increased from 1.00 to 2.00, it means the value of one European Union euro (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in the EUR/USD Exchange Rate means that the value of the European Union euro has decreased relative to the U.S. dollar. Decreases in the value of the European Union euro relative to the U.S. dollar may lead to a positive return on your Notes, while increases in the value of the European Union euro relative to the U.S. dollar will lead to no return on your Notes.

These Notes are not a suitable investment for investors who require regular fixed-income payments since no payments will be made during the term of the Notes. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego current income.

■	Investors expecting depreciation of the European Union euro relative to the U.S. dollar during the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Benefits of the Notes

■	Return Potential

The Currency Return Amount payable at maturity is based on the Participation Rate and the Currency Return Percentage, enabling you to benefit if the value of the European Union euro relative to the U.S. dollar declines during the term of the Notes without directly investing in the European Union euro.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the European Union euro relative to the U.S. dollar.

■	Diversification

The Notes are based on the performance of the European Union euro relative to the U.S. dollar and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	The Currency Return Amount May Be Zero

Unless the Currency Return Percentage is negative, the payment you receive at maturity will be limited to the principal amount of your initial investment in the Notes. This will be true even if the Currency Return Percentage is negative at one or more times during the term of the Notes, but the Currency Return Percentage is zero or positive on the Valuation Date. There is no principal protection unless you hold the Notes to maturity.

■	Reference to a Single Currency May Lower Your Return

Because the return on the Notes will be based exclusively on the performance of the European Union euro relative to the U.S. dollar, as opposed to the performance of a basket of currencies, an increase in the value of the European Union euro will lower the return on your investment, if any, and will not be offset by the performance of any other currency.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments on the Notes.

■	Potential for a Lower Comparable Yield

The Notes do not pay any interest. As a result, unless the Currency Return Percentage is negative, the payment at maturity will be equal to only your initial investment in the Notes and the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the European Union euro relative to the U.S. dollar, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

The federal income tax treatment of the Notes differs from the tax treatment of traditional fixed-rate notes. The federal income tax treatment of the Notes will require U.S. investors to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis annually over the term of the Notes, although U.S. investors will receive no payments with respect to the Notes before maturity. Non-U.S. investors will generally not be subject to U.S. income or withholding tax, provided that certain certification requirements are met. See “Certain U.S. Federal Income Tax Considerations – United States Investors” in the pricing supplement for further information.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the European Union euro or other instruments, such as options, swaps or futures, based upon the European Union euro by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The European Union Euro and The EUR/USD Exchange Rate

General

The EUR/USD Exchange Rate is the foreign exchange spot rate that measures the relative values of the U.S. dollar and the European Union euro. The EUR/USD exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one European Union euro. Thus, an increase in the value of the European Union euro relative to the U.S. dollar will cause an increase in the EUR/USD Exchange Rate, while a decrease in the value of the European Union euro relative to the U.S. dollar will cause a decrease in the EUR/USD Exchange Rate.

The European Union euro is the official currency of the European Union.

We have obtained all information in this offering summary relating to the European Union euro and the EUR/USD Exchange Rate from public sources, without independent verification. Currently the EUR/USD Exchange Rate is published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of the European Union euro relative to the U.S. dollar, as measured by the EUR/USD Exchange Rate, will be determined as described in “Preliminary Terms” above.

Historical Data on the EUR/USD Exchange Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of the EUR/USD Exchange Rate, as reported by Reuters. The historical data on the EUR/USD Exchange Rate are not indicative of the future performance of the EUR/USD Exchange Rate or what the value of the Notes may be. Any historical upward or downward trend in the EUR/USD Exchange Rate during any period set forth below is not an indication that the value of the European Union euro is more or less likely to increase or decrease at any time over the term of the Notes.

	EUR/USD Exchange Rate
	High	Low
2003
Quarter
First	1.1080	1.0377
Second	1.1901	1.0582
Third	1.1652	1.0783
Fourth	1.2630	1.1424
2004
Quarter
First	1.2858	1.2118
Second	1.2320	1.1802
Third	1.2412	1.1983
Fourth	1.3633	1.2267
2005
Quarter
First	1.3507	1.2762
Second	1.3077	1.2054
Third	1.2541	1.1883
Fourth	1.2144	1.1667
2006
Quarter
First	1.2294	1.1826
Second	1.2958	1.2063
Third	1.2919	1.2482
Fourth	1.3331	1.2515
2007
Quarter
First	1.3352	1.2893
Second	1.3649	1.3287
Third	1.4180	1.3405
Fourth	1.4874	1.4037
2008
Quarter
First	1.5812	1.4482
Second	1.5940	1.5336
Third	1.5990	1.3934
Fourth (through November 3)	1.4081	1.2460

The EUR/USD Exchange Rate appearing on Reuters Page “ECB3,” on November 3, 2008 was 1.2822.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the European Union euro. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■	Pricing Date: November 21, 2008

■	Issue Date: November 26, 2008

■	Principal amount: US$1,000 per Note

■	Starting Exchange Rate of the EUR/USD Exchange Rate: 1.2500

■	Participation Rate: 100%

■	Maturity Date: November 26, 2011

■	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Participation Rate and on the actual Currency Return Percentage, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of the European Union euro.

Hypothetical Ending Exchange Rate of the EUR/USD Exchange Rate	Hypothetical Currency Return Percentage [1]	Hypothetical Currency Return Amount [2]	Hypothetical Payment at Maturity [3]	Hypothetical Note Return % Per Annum [4]
1.7907	43.256%	$0.00	$1,000.00	0.00%
1.7035	36.280%	$0.00	$1,000.00	0.00%
1.6973	35.784%	$0.00	$1,000.00	0.00%
1.6224	29.792%	$0.00	$1,000.00	0.00%
1.5913	27.304%	$0.00	$1,000.00	0.00%
1.4182	13.456%	$0.00	$1,000.00	0.00%
1.2490	-0.080%	$0.80	$1,000.80	0.03%
1.2037	-3.704%	$37.04	$1,037.04	1.23%
1.1171	-10.632%	$106.32	$1,106.32	3.54%
1.0791	-13.672%	$136.72	$1,136.72	4.56%
0.9730	-22.160%	$221.60	$1,221.60	7.39%
0.9023	-27.816%	$278.16	$1,278.16	9.27%

[1]	Hypothetical Currency Return Percentage =

Ending Exchange Rate - Starting Exchange Rate

Starting Exchange Rate

[2]	Hypothetical Currency Return Amount = US$1,000 (-1 x Hypothetical Currency Return Percentage) x 100%, provided the Hypothetical Currency Return Amount will not be less than zero.

[3]	Hypothetical Payment at Maturity = US$1,000 + Hypothetical Currency Return Amount.

[4]	Hypothetical Note Return % Per Annum includes the Hypothetical Currency Return Amount and is simple interest not compounded.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payments on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets Inc. affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the EUR/USD Exchange Rate is not available on Reuters Page “ECB3,” or any substitute page thereto, the Calculation Agent may determine the EUR/USD Exchange Rate in accordance with the procedures set forth in the pricing supplement related to this offering. You should refer to the section “Description of the Notes—Currency Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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